UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29498 / November 15, 2010

| | |
|---|---|
| In the Matter of | ) |
| | ) |
| CITIGROUP GLOBAL MARKETS INC. | ) |
| CEFOF GP I CORP. | ) |
| CELFOF GP CORP. | ) |
| CITIGROUP CAPITAL PARTNERS I GP I CORP. | ) |
| CITIGROUP CAPITAL PARTNERS I GP II CORP. | ) |
| 388 Greenwich Street | ) |
| New York, NY 10013 | ) |
| | ) |
| CITIBANK, N.A. | ) |
| 399 Park Avenue | ) |
| New York, NY 10043 | ) |
| | ) |
| CITIGROUP ALTERNATIVE INVESTMENTS LLC | ) |
| 731 Lexington Avenue, 28th Floor | ) |
| New York, NY 10022 | ) |
| | ) |
| CONSULTING GROUP ADVISORY SERVICES LLC | ) |
| 222 Delaware Avenue | ) |
| Wilmington, DE 19801 | ) |
| | ) |
| File No. 812-13808 | ) |
| | ) |

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Citigroup Global Markets Inc., CEFOF GP I Corp., CELFOF GP Corp., Citibank, N.A.,
Citigroup Alternative Investments LLC, Consulting Group Advisory Services LLC, Citigroup
Capital Partners I GP I Corp., and Citigroup Capital Partners I GP II Corp. (collectively,
"Applicants") filed an application on July 29, 2010 and an amendment on July 30, 2010 and
October 19, 2010 requesting temporary and permanent orders under section 9(c) of the
Investment Company Act of 1940 ("Act") exempting Applicants and any other company of
which Citigroup Inc. is or hereafter becomes an affiliated person (together with Applicants,

"Covered Persons") from section 9(a) of the Act with respect to an injunction entered by the United States District Court for the District of Columbia on October 19, 2010.

On October 19, 2010, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act from October 19, 2010 until the Commission takes final action on the application for a permanent order (Investment Company Act Release No. 29464). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the prohibitions of section 9(a) as applied to the Applicants would be unduly and disproportionately severe and the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by Citigroup Global Markets Inc., et al. (File No. 812-13808), as amended, that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the District of Columbia on October 19, 2010.

By the Commission.


Elizabeth M. Murphy
Secretary